UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Farmer Bros. Co.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

307675108
(CUSIP Number)

CAROL LYNN FARMER WAITE
ANDREW FREEDMAN, ESQ
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Survivor’s Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,493*
	8	SHARED VOTING POWER - 0 -*
	9	SOLE DISPOSITIVE POWER 2,493*
	10	SHARED DISPOSITIVE POWER - 0 -*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO
*Survivor’s Trust is no longer a Reporting Person or member of the “group” pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. Amounts are as of the filing of the Amendment No.2 to the Schedule 13D, filed on September 15, 2006.

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Trust A created under the Roy E. Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,463,640*
	8	SHARED VOTING POWER - 0 -*
	9	SOLE DISPOSITIVE POWER 1,463,640*
	10	SHARED DISPOSITIVE POWER - 0 -*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,640*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
14	TYPE OF REPORTING PERSON OO
*Trust A is no longer a Reporting Person or member of the “group” pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. Amounts are as of the filing of the Amendment No.2 to the Schedule 13D, filed on September 15, 2006.

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Carol L. Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 937,250
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 937,250
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Jeanne F. Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -*
	8	SHARED VOTING POWER 2,617,530*
	9	SOLE DISPOSITIVE POWER - 0 -*
	10	SHARED DISPOSITIVE POWER 2,617,530*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,530*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%*
14	TYPE OF REPORTING PERSON OO
*Jeanne F. Grossman Trust is no longer a Reporting Person or member of the “group” pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. Amounts are as of the filing of the Amendment No.2 to the Schedule 13D, filed on September 15, 2006.

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Richard F. Farmer Revocable Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,820*
	8	SHARED VOTING POWER 2,617,530*
	9	SOLE DISPOSITIVE POWER 21,820*
	10	SHARED DISPOSITIVE POWER 2,617,530*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,639,350*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%*
14	TYPE OF REPORTING PERSON OO
*Richard F. Farmer Revocable Living Trust is no longer a Reporting Person or member of the “group” pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. Amounts are as of the filing of the Amendment No.2 to the Schedule 13D, filed on September 15, 2006.

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Farmer Equities, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,617,530*
	8	SHARED VOTING POWER - 0 -*
	9	SOLE DISPOSITIVE POWER 2,617,530*
	10	SHARED DISPOSITIVE POWER - 0 -*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,617,530*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%*
14	TYPE OF REPORTING PERSON PN
* Farmer Equities, LP is no longer a Reporting Person or member of the “group” pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. Amounts are as of the filing of the Amendment No.2 to the Schedule 13D, filed on September 15, 2006.

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1964 Jeanne Ann Farmer Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 321,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 321,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1964 Richard Francis Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 321,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 321,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1964 Roy Edward Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 321,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 321,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1964 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 321,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 321,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1969 Roy Edward Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1969 Jeanne Ann Farmer Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1969 Richard Francis Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1969 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1969 Roy F Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1969 Emily Marjorie Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1972 Roy Edward Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1972 Carol Lynn Farmer Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1972 Jeanne Ann Farmer Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1972 Richard Francis Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1972 Roy F Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1972 Emily Marjorie Farmer Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1984 Jonathan Michael Waite Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,030
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 1988 Roy F Farmer Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,060
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 2012 Waite Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 340,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Farmer Insurance Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 303,158
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 303,158
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON 2012 Grossman Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 417,986
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 417,986
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Carol Lynn Farmer Waite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,355,236
	8	SHARED VOTING POWER 2,477,728
	9	SOLE DISPOSITIVE POWER 1,355,236
	10	SHARED DISPOSITIVE POWER 2,477,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,832,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Jeanne Ann Farmer Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,550*
	8	SHARED VOTING POWER 4,127,432*
	9	SOLE DISPOSITIVE POWER 9,550*
	10	SHARED DISPOSITIVE POWER 4,127,432*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,127,432*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%*
14	TYPE OF REPORTING PERSON IN
* Jeanne Ann Farmer Grossman is no longer a Reporting Person or member of the “group” pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. Amounts are as of the filing of the Amendment No.2 to the Schedule 13D, filed on September 15, 2006.

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Richard Francis Farmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,820*
	8	SHARED VOTING POWER 6,312,490*
	9	SOLE DISPOSITIVE POWER 21,820*
	10	SHARED DISPOSITIVE POWER 6,312,490
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,290,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1%*
14	TYPE OF REPORTING PERSON IN
* Richard Francis Farmer is no longer a Reporting Person or member of the “group” pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. Amounts are as of the filing of the Amendment No.2 to the Schedule 13D, filed on September 15, 2006.

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Emily Marjorie Farmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 2,493*
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 2,493*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%*
14	TYPE OF REPORTING PERSON IN
*Emily Marjorie Farmer is no longer a Reporting Person or member of the “group” pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. Amounts are as of the filing of the Amendment No.2 to the Schedule 13D, filed on September 15, 2006.

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Suzanna Waite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Austin Waite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Emily Waite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 307675108

1	NAME OF REPORTING PERSON Jonathan Michael Waite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,000*
	8	SHARED VOTING POWER -0-*
	9	SOLE DISPOSITIVE POWER 340,000*
	10	SHARED DISPOSITIVE POWER -0-*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IN
*Excludes (i) the 6,030 shares of the Issuer’s Common Stock indirectly owned by Mr. Waite in his capacity as beneficiary of the 1984 Jonathan Michael Waite Trust; (ii) the 6,060 shares of the Issuer’s Common Stock indirectly owned by Mr. Waite in his capacity as beneficiary of the Roy F. Farmer Trust; and (iii) the 303,158 shares of the Issuer’s Common Stock indirectly owned by Mr. Waite in his capacity as beneficiary of the Farmer Insurance Trust.

CUSIP NO. 307675108
The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement relates to the Common Stock, $1.00 par value per share (the “Shares”), of Farmer Bros. Co., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3601 North Freeway, Suite 200, Fort Worth, Texas 76177.

Item 2.	Identity and Background.

Item 2 is hereby amended as follows:

The following are no longer members of the Section 13(d) group: Survivor’s Trust, the Marital Trust, Trust A, the Partnership, the Grossman Trust, the Richard Farmer Trust, Richard Francis Trust, Jeanne Ann Farmer Grossman, Richard Francis Farmer and Emily Marjorie Farmer.

(a)           This statement is filed by:

(i)	Carol L. Waite Trust, a California trust (the “Waite Trust”);

(ii)	1964 Jeanne Ann Farmer Grossman Trust, a California trust (the “JAF Trust”);

(iii)	1964 Richard Francis Farmer Trust, a California trust (the “RAF Trust”);

(iv)	1964 Roy Edward Farmer Trust, a California trust (the “Roy E Trust”);

(v)	1964 Carol Lynn Farmer Waite Trust, a California trust (the “1964 Carol Waite Trust” and, collectively with the other 1964 Trusts, the “1964 Trusts”);

(vi)	1969 Roy Edward Farmer Trust, a California trust (the “1969 Roy E Trust”);

(vii)	1969 Jeanne Ann Farmer Trust, a California trust (the “1969 JAF Trust”);

(viii)	1969 Richard Francis Farmer Trust, a California trust (the “1969 RAF Trust”);

(ix)	1969 Carol Lynn Farmer Waite Trust, a California trust (the “1969 Carol Waite Trust”);

(x)	1969 Roy F. Farmer Trust, a California trust (the “1969 Roy F. Farmer Trust”);

CUSIP NO. 307675108

(xi)	1969 Emily Marjorie Farmer Trust, a California trust (the “1969 Emily Farmer Trust” and, collectively with the other 1969 trusts, the “1969 Trusts”);

(xii)	1972 Roy Edward Farmer Trust, a California trust (the “1972 Roy E Trust”);

(xiii)	1972 Carol Lynn Farmer Waite Trust, a California trust (the “1972 Carol Waite Trust”);

(xiv)	1972 Jeanne Anne Farmer Grossman Trust, a California trust (the “1972 JAF Trust”);

(xv)	1972 Richard Francis Farmer, a California trust (the “1972 RAF Trust”);

(xvi)	1972 Roy F. Farmer Trust, a California trust (the “1972 Roy F. Farmer Trust”);

(xvii)	1972 Emily Marjorie Farmer Trust, a California trust (the “1972 Emily Farmer Trust” and, collectively with the other 1972 trusts, the “1972 Trusts”);

(xviii)	1984 Jonathan Michael Waite Trust, a California trust (the “1984 Jonathan Trust”);

(xix)	1987 Roy F. Farmer Trust I, a California trust (the “1987 I Roy F. Farmer Trust”);

(xx)	1987 Roy F. Farmer Trust II, a California trust (the “1987 II Roy F. Farmer Trust”);

(xxi)	1987 Roy F. Farmer Trust III, a California trust (the “1987 III Roy F. Farmer Trust”);

(xxii)	1987 Roy F. Farmer Trust IV, a California trust (the “1987 IV Roy F. Farmer Trust” and, collectively with the other 1987 trusts, the “1987 Trusts”);

(xxiii)	1988 Roy F. Farmer Trust I, a California trust (the “1988 I Roy F. Farmer Trust”);

(xxiv)	2012 Waite Irrevocable Trust, a California trust (the “2012 Waite Trust”);

(xxv)	Farmer Insurance Trust, a California trust (the “Farmer Insurance Trust”);

(xxvi)	2012 Grossman Irrevocable Trust, a California trust (the “2012 Grossman Trust” and, together with the 2012 Waite Trust, the “2012 Trusts”);

(xxvii)
Carol Lynn Farmer Waite, as a co-trustee and beneficiary of the Farmer Insurance Trust, and as a co-trustee for each of the 1964 Trusts, 1969 Trusts, 1972 Trusts, the 1984 Jonathan Trust, 1987 Trusts, 1988 Roy F Trust I, the 2012 Grossman Trust, and the trustee and sole beneficiary of the Waite Trust;

(xxviii)	Austin Waite;

(xxix)	Emily Waite;

(xxx)	Jonathan Michael Waite, as the trustee and sole beneficiary of the 2012 Waite Trust; and

(xxxi)	Suzanna Waite.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each Reporting Person is party to that certain Joinder Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each Reporting Person is 13601 North Freeway, Suite 200, Fort Worth, Texas 76177, and c/o Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019.

(c)           The principal businesses of the Waite Trust, 1964 Trusts, 1969 Trusts, 1972 Trusts, 1984 Jonathan Trust, 1987 Trusts, 1988 Roy F. Farmer Trust I, Farmer Insurance Trust, and 2012 Trusts are serving family investment planning purposes.  The principal occupation of Carol Waite was an elementary school teacher, from which she is retired.  The principal occupation of Jonathan Michael Waite is acting as Vice President-Construction Development at the Issuer.  Austin Waite is a minor.  Emily Waite is a minor.  The principal occupation of Suzanna Waite is working as an imaging director.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Carol Waite, Jonathan Michael Waite, Suzanna Waite, Austin Waite and Emily Waite is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares owned by each of the Waite Trust, Carol Waite Trust, 1964 Trusts, 1969 Trusts, 1972 Trusts, 1984 Jonathan Trust, 1987 Trusts, 1988 I Roy F. Farmer Trust, Farmer Insurance Trust, and 2012 Trusts were transferred to each respective trust in accordance with trust instruments to successor trustees and beneficiaries under various family trusts. Accordingly, no Shares were purchased or sold by any of such trusts. Certain Reporting Persons acquired beneficial ownership of the same shares as co-trustees or co-beneficiaries as described in Item 5.

CUSIP NO. 307675108

The 50 Shares owned directly by Austin Waite were purchased in the open market with personal funds.  The aggregate purchase price of these 50 Shares owned by Austin Waite is approximately $1,440, excluding brokerage commissions. The 50 Shares owned directly by Emily Waite were purchased in the open market with personal funds.  The aggregate purchase price of these 50 Shares owned by Emily Waite is approximately $1,430, excluding brokerage commissions.  The 500 Shares owned directly by Suzanna Waite were purchased in the open market with personal funds. The aggregate purchase price of these 500 Shares owned by Suzanna Waite is approximately $14,410, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons continue to hold the Shares that were acquired pursuant to the transfer of beneficial ownership upon the death of Roy Edward Farmer on January 7, 2005.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are severely concerned by the manner in which the current Board of Directors and management of the Issuer (the “Board”) are overseeing and operating the Issuer.  The Reporting Persons note that Carol Lynn Farmer Waite’s sister, Jeanne Ann Farmer Grossman, serves on the Board and that the serious concerns of the Reporting Persons expressed herein are in no way related to Jeanne Ann Farmer Grossman.  The Reporting Persons are deeply troubled that the Issuer’s core principles and culture instilled by Roy Edgar Farmer over a century ago, and which have contributed to the success of the Issuer for so many years, appear to be substantially eroding under the oversight of the current Board and management.  The Reporting Persons believe that there is a toxic “tone at the top” that desperately needs to be addressed before more stockholder value is destroyed and employee morale further deteriorates.  The Reporting Persons plan to take whatever actions they may deem necessary, including, but not limited to, the nomination of a slate of director candidates for election at the Issuer’s 2016 Annual Meeting, in order to ensure that the Issuer is being run in a manner consistent with the best interests of all stockholders and in a way that reflects the original principles and values established by Roy Edgar Farmer, which, until now, had withstood the test of time.

Since August 2015, certain of the Reporting Persons have attempted to initiate a dialogue with the Issuer to address the Reporting Persons’ growing concerns.  The Reporting Persons are extremely disappointed by the Board’s lack of engagement.

On August 29, 2016, the Reporting Persons established the Save Farmer Bros. Group for seeking to effect meaningful change at the Issuer and issued a letter to the Board, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In the letter, the Reporting Persons expressed a number of significant concerns with management and the current Board, including:

(1) The Board and management's refusal to have a dialogue;

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(2) Management’s poor track record of value creation;

(3)  Management’s poor operating performance;

(4) Management’s poor capital allocation decisions; and

(5) The Board's numerous corporate governance shortfalls.

The Reporting Persons also expressed their belief that the problematic status quo and troubling underperformance at the Issuer is, in their view, largely a result of a failure of the Board and management and that all stakeholders need fresh leadership to realize the Issuer’s full potential.  To that end, the Reporting Persons stated in the letter that they expect to deliver nomination materials to the Issuer in connection with their efforts to solicit support to elect new, highly-qualified director nominees to the Board at the Issuer’s 2016 Annual Meeting.  The Reporting Persons concluded the letter by stating that they look forward to helping restore the stockholder-friendly principles and employee-friendly culture that once defined this company that the Reporting Persons continue to care so deeply about.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,781,561 Shares outstanding as of August 12, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on August 15, 2016.

A.	Waite Trust

(a)	As of the close of business on August 26, 2016, Waite Trust beneficially owned 937,250 Shares.

Percentage: 5.6%

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(b)	1. Sole power to vote or direct vote: 937,250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 937,250
4. Shared power to dispose or direct the disposition: 0

(c)	Waite Trust has not entered into any transactions in the Shares during the past (60) sixty days.

B.	1964 JAF Trust

(a)	As of the close of business on August 26, 2016, 1964 JAF Farmer Trust beneficially owned 321,750 Shares.

Percentage: 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 321,750
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 321,750

(c)	1964 JAF Trust has not entered into any transactions in the Shares during the past (60) sixty days.

C.	1964 RAF Trust

(a)	As of the close of business on August 26, 2016, 1964 RAF Trust beneficially owned 321,750 Shares.

Percentage: 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 321,750
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 321,750

(c)	1964 RAF Trust has not entered into any transactions in the Shares during the past (60) sixty days.

D.	1964 Roy E Farmer Trust

(a)	As of the close of business on August 26, 2016, 1964 Roy E Farmer Trust beneficially owned 321,750 Shares.

Percentage: 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 321,750
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 321,750

(c)	1964 Roy E Farmer Trust has not entered into any transactions in the Shares during the past (60) sixty days.

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E.	1964 Carol Waite Trust

(a)	As of the close of business on August 26, 2016, 1964 Carol Waite Trust beneficially owned 321,750 Shares.

Percentage: 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 321,750
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 321,750

(c)	1964 Carol Waite Trust has not entered into any transactions in the Shares during the past (60) sixty days.

F.	1969 Roy E Farmer Trust

(a)	As of the close of business on August 26, 2016, 1969 Roy E Farmer Trust beneficially owned 77,960 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,960
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,960

(c)	1969 Roy E Farmer Trust has not entered into any transactions in the Shares during the past (60) sixty days.

G.	1969 JAF Trust

(a)	As of the close of business on August 26, 2016, 1969 JAF Farmer Trust beneficially owned 77,960 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,960
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,960

(c)	1969 JAF Trust has not entered into any transactions in the Shares during the past (60) sixty days.

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H.	1969 RAF Trust

(a)	As of the close of business on August 26, 2016, 1969 RAF Trust beneficially owned 77,960 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,960
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,960

(c)	1969 RAF Trust has not entered into any transactions in the Shares during the past (60) sixty days.

I.	1969 Carol Waite Trust

(a)	As of the close of business on August 26, 2016, 1969 Carol Waite Trust beneficially owned 77,960 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,960
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,960

(c)	1969 Carol Waite Trust has not entered into any transactions in the Shares during the past (60) sixty days.

J.	1969 Roy F Farmer Trust

(a)	As of the close of business on August 26, 2016, 1969 Roy F Farmer Trust beneficially owned 77,960 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,960
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,960

(c)	1969 Roy F Farmer Trust has not entered into any transactions in the Shares during the past (60) sixty days.

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K.	1969 Emily Farmer Trust

(a)	As of the close of business on August 26, 2016, 1969 Emily Farmer Trust beneficially owned 77,960 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,960
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,960

(c)	1969 Emily Farmer Trust has not entered into any transactions in the Shares during the past (60) sixty days.

L.	1972 Roy E Farmer Trust

(a)	As of the close of business on August 26, 2016, 1972 Roy E Farmer Trust beneficially owned 24,000 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 24,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 24,000

(c)	1972 Roy E Farmer Trust has not entered into any transactions in the Shares during the past (60) sixty days.

M.	1972 Carol Waite Trust

(a)	As of the close of business on August 26, 2016, 1972 Carol Waite Trust beneficially owned 24,000 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 24,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 24,000

(c)	1972 Carol Waite Trust has not entered into any transactions in the Shares during the past (60) sixty days.

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N.	1972 JAF Trust

(a)	As of the close of business on August 26, 2016, 1972 JAF Trust beneficially owned 24,000 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 24,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 24,000

(c)	1972 JAF Trust has not entered into any transactions in the Shares during the past (60) sixty days.

O.	1972 RAF Trust

(a)	As of the close of business on August 26, 2016, 1972 RAF Trust beneficially owned 24,000 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 24,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 24,000

(c)	1972 RAF Trust has not entered into any transactions in the Shares during the past (60) sixty days.

P.	1972 Roy F Farmer Trust

(a)	As of the close of business on August 26, 2016, 1969 Roy F Farmer Trust beneficially owned 24,000 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 24,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 24,000

(c)	1972 Roy F Farmer Trust has not entered into any transactions in the Shares during the past (60) sixty days.

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Q.	1972 Emily Farmer Trust

(a)	As of the close of business on August 26, 2016, 1972 Emily Farmer Trust beneficially owned 24,000 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 24,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 24,000

(c)	1972 Emily Farmer Trust has not entered into any transactions in the Shares during the past (60) sixty days.

R.	1984 Jonathan Trust

(a)	As of the close of business on August 26, 2016, 1984 Jonathan Trust beneficially owned 6,030 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,030
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,030

(c)	1984 Jonathan Trust has not entered into any transactions in the Shares during the past (60) sixty days.

S.	1987 Roy F Farmer Trust I

(a)	As of the close of business on August 26, 2016, 1987 Roy F Farmer Trust I beneficially owned 65,930 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 65,930
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 65,930

(c)	1987 Roy F Farmer Trust I has not entered into any transactions in the Shares during the past (60) sixty days.

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T.	1987 Roy F Farmer Trust II

(a)	As of the close of business on August 26, 2016, 1987 Roy F Farmer Trust II beneficially owned 65,930 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 65,930
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 65,930

(c)	1987 Roy F Farmer Trust II has not entered into any transactions in the Shares during the past (60) sixty days.

U.	1987 Roy F Farmer Trust III

(a)	As of the close of business on August 26, 2016, 1987 Roy F Farmer Trust III beneficially owned 65,930 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 65,930
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 65,930

(c)	1987 Roy F Farmer Trust III has not entered into any transactions in the Shares during the past (60) sixty days.

V.	1987 Roy F Farmer Trust IV

(a)	As of the close of business on August 26, 2016, 1987 Roy F Farmer Trust IV beneficially owned 0 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 65,930
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 65,930

(c)	1987 Roy F Farmer Trust IV has not entered into any transactions in the Shares during the past (60) sixty days.

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W.	1988 Roy F Farmer Trust I

(a)	As of the close of business on August 26, 2016, 1988 Roy F Farmer Trust I beneficially owned 6,060 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,060
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,060

(c)	1988 Roy F Farmer Trust I has not entered into any transactions in the Shares during the past (60) sixty days.

X.	2012 Waite Trust

(a)	As of the close of business on August 26, 2016, 2012 Waite Trust beneficially owned 340,000 Shares.

Percentage: 2.0%

(b)	1. Sole power to vote or direct vote: 340,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 340,000
4. Shared power to dispose or direct the disposition: 0

(c)	2012 Waite Trust has not entered into any transactions in the Shares during the past (60) sixty days.

Y.	Farmer Insurance Trust

(a)	As of the close of business on August 26, 2016, Farmer Insurance Trust beneficially owned 303,158 Shares.

Percentage: 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 303,158
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 303,158

(c)	Farmer Insurance Trust has not entered into any transactions in the Shares during the past (60) sixty days.

Z.	2012 Grossman Trust

(a)	As of the close of business on August 26, 2016, 2012 Grossman Trust beneficially owned 417,986 Shares.

Percentage: 2.5%

(b)	1. Sole power to vote or direct vote: 417,986
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 417,986
4. Shared power to dispose or direct the disposition: 0

(c)	2012 Grossman Trust has not entered into any transactions in the Shares during the past (60) sixty days.

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AA.	Carol Lynn Farmer Waite

(a)
Ms. Waite, as a co-trustee of each of the 1964 Trusts, 1969 Trusts, 1972 Trusts, 1987 Trusts, 1988 Roy F Farmer I Trust, Farmer Insurance Trust, 1984 Jonathan Trust, and as sole trustee of the 2012 Grossman Trust and Carol L Waite Trust, may be deemed to beneficially own the Shares owned directly by such Reporting Persons. As of the close of business on August 26, 2016, Ms. Waite may be deemed to beneficially own 3,832,964 Shares.

Percentage: 23.0%

(b)	1. Sole power to vote or direct vote: 1,355,236
2. Shared power to vote or direct vote: 2,477,728
3. Sole power to dispose or direct the disposition: 1,355,236
4. Shared power to dispose or direct the disposition: 2,477,728

(c)	Ms. Waite has not entered into any transactions in the Shares during the past sixty (60) days.

BB.	Austin Waite

(a)	As of the close of business on August 26, 2016, Mr. Waite directly owned 50 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 50
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Waite has not entered into any transactions in the Shares during the past sixty (60) days.

CC.	Emily Waite

(a)	As of the close of business on August 26, 2016, Ms. Waite directly owned 50 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 50
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Waite has not entered into any transactions in the Shares during the past sixty (60) days.

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DD.	Jonathan Michael Waite

(a)
Mr. Waite, as the trustee for the 2012 Waite Irrevocable Trust, may be deemed to beneficially own the Shares owned by the 2012 Waite Irrevocable Trust.  As of the close of business on August 26, 2016, Mr. Waite may be deemed to beneficially own 340,000 Shares.

Percentage: 2.0%

(b)	1. Sole power to vote or direct vote: 340,000*
2. Shared power to vote or direct vote: 0*
3. Sole power to dispose or direct the disposition: 340,000*
4. Shared power to dispose or direct the disposition: 0*

(c)	Mr. Waite has not entered into any transactions in the Shares during the past sixty (60) days.

*Excludes (i) the 6,030 shares of the Issuer’s Common Stock indirectly owned by Mr. Waite in his capacity as beneficiary of the 1984 Jonathan Michael Waite Trust; (ii) the 6,060 shares of the Issuer’s Common Stock indirectly owned by Mr. Waite in his capacity as beneficiary of the Roy F. Farmer Trust; and (iii) the 303,158 shares of the Issuer’s Common Stock indirectly owned by Mr. Waite in his capacity as beneficiary of the Farmer Insurance Trust.

EE.	Suzanna Waite

(a)	As of the close of business on August 26, 2016, Ms. Waite directly owned 500 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Waite has not entered into any transactions in the Shares during the past sixty (60) days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

On August 29, 2016, each of the Reporting Persons entered into a Joinder Agreement (the “Joinder”), by which each such Reporting Person agreed to be joined to that certain Joint Filing Agreement, dated as of January 26, 2006 (the “Joint Filing Agreement”), pursuant to which Survivor’s Trust, Marital Trust, Trust A, the Partnership, Grossman Trust, Richard Farmer Trust, Richard Francis Trust, Jeanne Ann Farmer Grossman, Richard Francis Farmer, Emily Marjorie Farmer formed a Section 13(d) group for the purpose of, among other things, making a joint filing of a statement on Schedule 13D (including any and all amendments thereto) with respect to the Shares.  The Joinder is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

99.1	Letter to the Board of Directors of the Issuer, dated August 29, 2016.

99.2
Joinder Agreement by and among Survivor's Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust, Marital Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust, Carol Lynn Farmer Waite, Richard Francis Farmer, Ph.D., Jeanne Ann Farmer Grossman, Emily Marjorie Farmer, and the Reporting Persons, dated August 29, 2016.

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SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2016

1964 Jeanne Ann Farmer Grossman Trust	1964 Carol Lynn Farmer Waite Trust

1964 Richard Francis Farmer Trust	1964 Roy Edward Farmer Trust

1969 Carol Lynn Farmer Waite Trust	1969 Jeanne Ann Farmer Grossman Trust

1969 Roy Edward Farmer Trust	1969 Roy F Farmer Trust

1969 Emily Marjorie Farmer Trust	1969 Richard Francis Farmer Trust

1972 Carol Lynn Farmer Waite Trust	1972 Jeanne Anne Farmer Grossman Trust

1972 Roy Edward Farmer Trust	1972 Roy F Farmer Trust

1972 Emily Marjorie Farmer Trust	1972 Richard Francis Farmer Trust

1987 Roy F Farmer Trust I	1987 Roy F Farmer Trust II

1987 Roy F Farmer Trust III	1987 Roy F Farmer Trust IV

1988 Roy F Farmer Trust I

Farmer Insurance Trust	1984 Jonathan Michael Waite Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Co-Trustee

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Carol L Waite Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Trustee

2012 Grossman Irrevocable Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Trustee

2012 Waite Irrevocable Trust

By:	/s/ Jonathan Waite
	Name:	Jonathan Waite
	Title:	Trustee

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite

By:	/s/ Jonathan Waite
	Name:	Jonathan Waite

By:	/s/ Suzanna Waite
	Name:	Suzanna Waite

By:	/s/ Austin Waite
	Name:	Austin Waite

By:	/s/ Emily Waite
	Name:	Emily Waite